

Mail Stop 4720

December 24, 2015

Via E-mail
Mr. Oren Bryan
Chief Financial Officer
Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha'Emeq 2310001, Israel

> **Re: Enzymotec Ltd.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-36073**

Dear Mr. Bryan:

We have limited our review to only your financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 5: Operating and Financial review and Prospects
Year ended December 31, 2014 compared with year ended December 31, 2013
Cost of revenues and gross profit, page 54

1. You state: "InFat, which when accounted for by the equity method, carries a higher margin than other Nutrition products." Explain to us why InFat has a higher gross margin when accounted for by the equity method. It would not seem that InFat would impact your gross margin under US GAAP since, under the equity method, revenues and costs of revenues from equity method investees are not included in your US GAAP revenues and costs of revenues. You further state on page 52: "Accordingly, the revenues we recognize from the arrangement under U.S. GAAP are the amounts we charge to AAK [for the enzymes], or our direct costs of production plus our share of the JV profits." Tell us how you account (measurement, recognition and classification) for

the amounts you charge to AAK for the enzymes and provide support for your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance